SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Quarterly Information - Telecomunicações de São Paulo S.A. - Telesp" dated on June 30, 2006.

Quarterly Information

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended June 30, 2006 with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

June 30, 2006

Contents

Review Report of Independent Auditors	1
Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	5
Management Comments on Consolidated Performance	54

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

1.	We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter ended June 30, 2006, which comprised the balance sheet at June 30, 2006, the statements of income for the quarter and semester ended at that date, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.	Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), July 20, 2006 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	BALANCE SHEETS
June 30, 2006 and March, 31 2006
	(In thousands of reais – R$)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	06/30/06	03/31/06	06/30/06	03/31/06

Assets
Current assets	4,724,497	5,104,249	4,787,049	5,172,960

Cash and cash equivalents	216,675	1,100,484	264,979	1,128,356
Trade accounts receivable, net	3,036,819	2,853,598	3,055,618	2,886,782
Deferred and recoverable taxes	1,136,574	841,973	1,164,808	882,384
Other recoverable amounts	60,183	60,351	61,676	61,230
Inventories	77,171	77,861	77,416	78,127
Other assets	197,075	169,982	162,552	136,081

Non-current assets	1,027,516	1,023,589	1,120,173	1,119,306

Deferred and recoverable taxes	492,332	452,217	517,673	480,115
Escrow deposits	482,868	529,011	483,444	529,563
Other assets	52,316	42,361	119,056	109,628

Permanent assets	12,037,515	12,350,101	11,922,346	12,245,441

Investments	502,799	486,239	247,556	247,896
Property, plant and equipment, net	11,478,253	11,802,796	11,606,474	11,924,059
Deferred charges	56,463	61,066	68,316	73,486

Total Assets	17,789,528	18,477,939	17,829,568	18,537,707

See accompanying notes.

	Parent Company		Consolidated

	06/30/06	03/31/06	06/30/06	03/31/06

Liabilities and shareholders’ equity
Current liabilities	4,409,243	4,529,758	4,428,989	4,569,316

Loans and financing	120,105	215,952	120,105	217,354
Trade accounts payable	1,188,898	1,193,467	1,204,599	1,240,272
Taxes payable	1,425,925	1,140,864	1,452,370	1,167,709
Dividends and interest on capital	619,615	901,226	619,615	901,226
Reserve for contingencies	71,104	69,399	71,168	69,461
Payroll and related charges	157,311	118,486	163,198	122,722
Temporary losses on derivatives	277,775	352,385	277,775	352,385
Other	548,510	537,979	520,159	498,187

Non-current liabilities	3,271,941	3,156,885	3,274,765	3,159,625

Loans and financing	2,066,815	2,059,006	2,066,815	2,059,006
Taxes payable	21,335	22,016	21,335	22,016
Reserve for contingencies	1,089,547	983,581	1,089,733	983,763
Other	94,244	92,282	96,882	94,840

Deferred income	-	-	17,470	17,470

Shareholders’ equity	10,108,344	10,791,296	10,108,344	10,791,296

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,687,161	2,687,061	2,687,161	2,687,061
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	783,553	1,466,605	783,553	1,466,605

Total liabilities and shareholders’ equity	17,789,528	18,477,939	17,829,568	18,537,707

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME
Quarters ended June 30, 2006 and 2005
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	06/30/06	06/30/05	06/30/06	06/30/05

Telecommunications services	4,981,481	4,919,960	5,094,808	4,989,488
Revenue deductions	(1,448,825)	(1,429,889)	(1,487,429)	(1,456,425)

Net operating revenue	3,532,656	3,490,071	3,607,379	3,533,063
Cost of services provided	(1,894,810)	(1,893,337)	(1,919,762)	(1,923,796)

Gross profit	1,637,846	1,596,734	1,687,617	1,609,267

Operating expenses	(597,982)	(664,000)	(637,948)	(678,073)

Selling	(469,069)	(439,966)	(484,611)	(451,321)
General and administrative	(189,515)	(206,438)	(198,216)	(216,987)
Equity in subsidiaries	19,768	(19,234)	2,708	(12,852)
Other, net	40,834	1,638	42,171	3,087

Income from operations before financial
expenses, net	1,039,864	932,734	1,049,669	931,194
Financial expenses, net	(415,047)	(480,469)	(415,968)	(482,315)

Nonoperating income, net	720	20,364	904	20,428

Income before taxes	625,537	472,629	634,605	469,307
Income and social contribution taxes	(221,422)	(163,978)	(230,490)	(160,656)
Reversal of interest on capital	290,000	359,000	290,000	359,000

Net income	694,115	667,651	694,115	667.651

Number of shares outstanding at the end
of quarter (in thousands)	492,030	493,592

Earning per thousand shares – R$	1.41072	1.35264

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME
Six-month periods ended June 30, 2006 and 2005
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	06/30/06	06/30/05	06/30/06	06/30/05

Telecommunications services	9,994,569	9,643,159	10,205,745	9,770,623
Revenue deductions	(2,908,843)	(2,804,130)	(2,980,543)	(2,852,595)

Net operating revenue	7,085,726	6,839,029	7,225,202	6,918,028
Cost of services provided	(3,827,159)	(3,750,657)	(3,873,942)	(3,788,109)

Gross profit	3,258,567	3,088,372	3,351,260	3,129,919
Operating expenses	(1,265,614)	(1,309,895)	(1,344,027)	(1,354,505)

Selling	(923,815)	(849,354)	(954,809)	(889,725)
General and administrative	(416,553)	(404,301)	(437,487)	(428,499)
Equity in subsidiaries	29,594	(36,915)	(8)	(16,181)
Other, net	45,160	(19,325)	48,277	(20,100)

Income from operations before financial
expenses, net	1,992,953	1,778,477	2,007,233	1,775,414
Financial expenses, net	(501,490)	(581,934)	(503,646)	(586,763)

Nonoperating income, net	6,625	28,721	6,820	29,108

Income before taxes	1,498,088	1,225,264	1,510,407	1,217,759
Income and social contribution taxes	(506,972)	(426,711)	(519,291)	(419,206)
Reversal of interest on capital	290,000	359,000	290,000	359,000

Net income	1,281,116	1,157,553	1,281,116	1,157,553

Number of shares outstanding at the end
of quarter (in thousands)	492,030	493,592

Earning per thousand shares – R$	2,60374	2,34516

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION

June 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operation and Background

	a)	Shareholding control

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, leader in the telecomunications sector in Spain and Latin America. At June 30, 2006, Telefónica S.A. holds directly and indirectly 85.36% of the common shares and 88.98% of the preferred shares of the Company.

	b)	Operations

The Company renders fixed wire telephone services in the São Paulo State under a Fixed Switch Telephone Service Concession Agreement – STFC granted by the National Telecommunications Agency – Anatel, which is in charge of regulating the telecommunications sector in Brazil. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	Concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)

June 30, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operation and Background (Continued)

	c)	Concession agreement (Continued)

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of June 30, 2006, the net book value of such returnable assets is estimated at R$8,453,497 (R$ 8,754,253 as of March 31, 2006), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty years of the new period, the public companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon.

Beginning 2006, the Company has been recording a provision for the concession renewal fee on an accrual basis. Exceptionally, the first payment of this biannual fee will be in April 2007 based on the 2006 net income. Since this fee refers to two years, the Company will recognize 1% of the annual net income as cost of services in the net income for each year.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

1.	Operation and Background (Continued)

	d)	Telecommunication service providers and subsidiaries

		A.	Telecom S.A.

New corporate name of Assist Telefônica S.A., still a wholly-owned subsidiary and closely-held company, including in its business purpose the rendering of services related to: electronic monitoring, including sale, rent, installation, operation and maintenance; billing and collection of voice and data communication services; automated voice services, providing access to information and services through fixed telephones, mobiles or public telephones, using voice and text recognition and authentication; administration and exploration of service stores and other similar or related services, including administration of franchises; production of property items in connection with equipment, devices and telecommunications and IT networks in general, in addition to installation services already rendered; operation and maintenance of telephony, data and IT internal networks; value-added services, including services related to internet content, connection and access, technology services and all necessary support referring to worldwide computer network; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A. Telecom S.A., ceasing to exist as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

The Company believes that the acquisition of Santo Genovese by A.Telecom meets the interests of the shareholders, members and customers, and will allow the maximization of synergies through the unification of activities within a single company. It will also help rationalize the management, simplify the corporate and administrative structure and, at the same time, offer its customers more integrated services with strengthened commercial structure.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

1.	Operation and Background (Continued)

	d)	Telecommunication service providers and subsidiaries (Continued)

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

The business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

2.	Relevant Fact

On March 9, 2006, the Boards of Directors of Telesp and Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

2.	Relevant Fact (Continued)

	a.	acquisition of TDBH by Telesp, whereby TDBH members will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

	b.	split-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such services is already provided by Telesp.

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

I.	Greater administrative, commercial, operational, fiscal and financial efficiency respecting data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

II.	Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

III.	Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Special General Meetings of the Companies were called to be held on April 28, 2006 for resolution of said restructuring proposal.

a.	Incorporation of TDBH by Telesp; and
b.	Partial split-off of Telefônica Empresas with transfer of the portion of the split shareholders’ equity to Telesp.

Because of the preliminary injunction obtained on a writ of prevention against TDBH with the 14th Civil Court of the Central Court of the Capital City of the São Paulo State by shareholders represented by Hedging-Griffo Corretora de Valores S.A., the General Meeting of TDBH was authorized by the Judicial Branch, however its effects are temporarily halted until the aforesaid decision is reconsidered by the Appellate Judge (Reporter) for Interlocutory Appeal 448.590 -4/3 being considered by the 10th Chamber of Private Law of the Court of Justice of the São Paulo State.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

2.	Relevant Fact (Continued)

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.

3.	Presentation of the Quartely Information

The consolidated interim financial statements include the accounts of the subsidiary A. Telecom S.A. fully consolidated and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

Certain accounts were reclassified in the June 30, 2005 statement of income, to allow adequacy and consistency thereof with the current period. However, the amount of these reclassifications is not material in relation to the quarterly information, as such, they were not detailed herein.

4.	Summary of Principal Accounting Practices

The June 30, 2006 quarterly information was prepared in accordance with the accounting practices adopted in Brazil, which comprise, among others, the rules applicable to public telecommunications service concessionaires as well as the accounting rules and procedures established by the Brazilian Securities Commission - CVM, consistent with the rules adopted to prepare the financial statements for the last financial year. Quarterly information shall be analyzed together with the referred to financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

5.	Cash and Cash Equivalent

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Cash and banks	11,843	58,151	15,025	63,067
	Temporary cash investments	204,832	1,042,333	249,954	1,065,289

	Total	216,675	1,100,484	264,979	1,128,356

	Temporary cash investments are liquid investments restated based on the Interbank
	Deposit Certificate (CDI) rate variation and are held with first-rated banks

6.	Trade Accounts Receivable, Net

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Billed amounts	2,429,263	2,274,813	2,458,532	2,318,449
	Unbilled amounts	1,202,815	1,162,962	1,201,961	1,162,953

	Gross accounts receivable	3,632,078	3,437,775	3,660,493	3,481,402

	Allowance for doubtful accounts	(595,259)	(584,177)	(604,875)	(594,620)

	Total	3,036,819	2,853,598	3,055,618	2,886,782

	Current	2,200,956	2,114,495	2,177,636	2,122,791
	Past-due – 1 to 30 days	517,021	512,167	531,403	517,687
	Past-due – 31 to 60 days	173,699	187,899	186,020	193,662
	Past-due – 61 to 90 days	105,954	85,006	112,488	89,520
	Past-due – 91 to 120 days	65,495	53,696	67,371	57,442
	Past-due – more than 120 days	568,953	484,512	585,575	500,300

	Total	3,632,078	3,437,775	3,660,493	3,481,402

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

7. Deferred and Recoverable Taxes

	Parent Company		Consolidated

	Jun/2006	Mar/2006	Jun/2006	Mar/2006

Withholding taxes	63,314	46,667	64,128	47,261
Prepaid income tax	343,943	158,057	349,947	162,845
Prepaid social contribution tax	122,336	55,325	124,250	56,779

Deferred taxes	850,120	803,717	884,965	841,204

Tax loss carryforwards – Income tax	-	-	18,586	20,468
Tax loss carryforwards – Social
contribution tax	-	-	6,692	7,369
Reserve for contingencies	387,123	344,577	387,208	344,660
Postretirement benefit plans	15,976	15,632	15,976	15,632
Allowance for doubtful accounts	99,240	96,549	102,509	100,142
Allowance for reduction of inventory
to market value	36,738	37,342	36,784	37,388
Income tax on other temporary
differences	228,708	227,659	233,243	232,018
Social contribution tax on other
temporary differences	82,335	81,958	83,967	83,527

ICMS (state VAT) (*)	231,305	223,656	232,939	235,294
Other	17,888	6,768	26,252	19,116

Total	1,628,906	1,294,190	1,682,481	1,362,499

Current	1,136,574	841,973	1,164,808	882,384
Noncurrent	492,332	452,217	517,673	480,115

(*)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

7.	Deferred and Recoverable Taxes (Continued) Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on November 21, 2005, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of June 30, 2006 as follows:

Parent
Year	Company	Consolidated

2006	161,996	166,220
2007	233,512	237,771
2008	173,128	174,174
2009	102,116	102,129
After 2010	179,368	204,671

Total	850,120	884,965

The recoverable amounts above are based on projections subject to changes in the future.

8.	Other Recoverable Taxes

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Advances to employees	15,823	5,279	16,593	5,509
	Advances to suppliers	23,336	28,360	23,941	28,896
	Other recoverable amounts	21,024	26,712	21,142	26,825

	Total current	60,183	60,351	61,676	61,230

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

9.	Inventories
		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Consumption materials	90,365	91,101	90,374	91,111
	Resale items	83,234	85,255	83,606	85,647
	Public telephone prepaid cards	11,380	10,884	11,380	10,884
	Scraps	246	450	246	450
	Allowance for reduction to recoverable value
	and obsolescence	(108,054)	(109,829)	(108,190)	(109,965)

	Total current	77,171	77,861	77,416	78,127

	The allowance for reduction to recoverable value and obsolescence takes into
	consideration timely analyses carried out by the Company.

10.	Other Assets

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Prepaid expenses	100,241	93,239	100,186	92,536
	Receivables from Barramar S.A. (*)	-	-	68,310	69,675
	Intercompany receivables - current	48,703	44,799	37,217	36,135
	Onlending of foreign currency loans	26,478	30,880	1,476	1,476
	Tax incentives, net of allowance	411	411	411	411
	Amounts linked to National Treasury
	securities	9,386	8,792	9,386	8,792
	Receivables - sale of property/scraps	24,629	4,275	24,629	4,275
	Other assets	17,032	17,804	18,706	21,759

	Total	226,880	200,200	260,321	235,059

	Current	197,075	169,982	162,552	136,081
	Noncurrent	29,805	30,218	97,769	98,978

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

11.	Escrow Deposit
		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Civil litigation	63,044	73,772	63,080	73,809
	Tax litigation	298,825	342,498	299,201	342,869
	Labor claims	120,999	112,741	121,163	112,885
	Total noncurrent	482,868	529,011	483,444	529,563

12.	Investments
		Parent Company		Consolidated
		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Investments carried under the equity method	326,988	307,432	-	-

	Aliança Atlântica Holding B.V.	58,338	52,861	-	-
	A. Telecom S.A.	205,778	190,497	-	-
	Companhia AIX de Participações	62,846	64,048	-	-
	Companhia ACT de Participações	26	26	-	-
	Negative and positive goodwill on acquisition of
	investments	84,377	87,373	101,847	104,843

	Negative goodwill on acquisition of shares – Companhia
	AIX de Participações	(17,470)	(17,470)	-	-
	Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
	Amortization of goodwill – Santo Genovese Participações
	Ltda.	(17,973)	(14,977)	(17,973)	(14,977)
	Investments carried at cost	91,434	91,434	145,709	143,053

	Portugal Telecom	75,362	75,362	129,637	126,981
	Other companies	26,795	26,795	26,795	26,795
	Other investments	3,360	3,360	3,360	3,360
	Tax incentives	15,164	15,164	15,164	15,164
	Valuation allowance	(29,247)	(29,247)	(29,247)	(29,247)

	Total	502,799	486,239	247,556	247,896

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

12.	Investments (Continued)

Acquisition of Santo Genovese Participações Ltda. by A.Telecom S.A.

On March 1, 2006 the Company approved the proposed acquisition of Santo Genovese by A.Telecom, kicking off the corporate reorganization process of its subsidiaries A.Telecom S.A. (former Assist Telefônica S.A), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda., which entailed substitution of units of interest of Santo Genovese, held by Telesp, for shares issued by A.Telecom and fully attributed to the Company in lieu of the investment held in Santo Genovese.

The merger of the net equity of Santo Genovese resulted in a capital increase in A. Telecom, of R$16,969.

The main financial information of the subsidiaries, as of June 30, 2006 and March 31, 2006, is as follows:

		Jun/2006

	Aliança		Companhia	Companhia
	Atlântica	A. Telecom	AIX	ACT

Paid-up capital	110,725	270,969	460,929	1
Retained earnings (accumulated
deficit)	5,950	(65,191)	(335,236)	50

Shareholders’ equity	116,675	205,778	125,693	51

Shares (million)
Number of subscribed and paid-up
shares	88	407,154	298,562	1
Number of common shares owned	44	407,154	149,281	0,5
Ownership percentage	50%	100%	50%	50%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

12.	Investments (Continued)
			Mar/2006

		Aliança		Companhia	Companhia
		Atlântica	A. Telecom	AIX	ACT

	Paid-up capital	105,309	270,969	460,929	1
	Retained earnings (accumulated
	deficit)	412	(80,472)	(332,832)	51

	Shareholders’ equity	105,721	190,497	128,097	52

	Shares (million)
	Number of subscribed and paid-up
	shares	88	407,154	298,562	1
	Number of common shares owned	44	407,154	149,281	0,5
	Ownership percentage	50%	100%	50%	50%

	The Company’s equity in subsidiaries is as follows:
				Jun/2006	Jun/2005

	Aliança Atlântica			2,968	(13,726)
	A. Telecom			25,820	(15,062)
	Companhia AIX de Participações			(2,796)	(3,193)
	Santo Genovese			3,602	(4,934)

	Total			29,594	(36,915)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

13. Property, Plant and Equipment, Net

			Parent Company

			Jun/2006			Mar/2006

	Annual
	depreciation		Accumulated	Net		Accumulated	Net
	%	Cost	depreciation	book value	Cost	depreciation	book value

Property, plant and equipment		39,737,334	(28,546,002)	11,191,332	39,426,414	(27,919,057)	11,507,357

Switching and transmission equipment	12.50	16,037,751	(12,910,003)	3,127,748	15,952,247	(12,648,589)	3,303,658
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment
and furniture	10.00	11,660,756	(8,705,938)	2,954,818	11,582,870	(8,548,134)	3,034,736
Transmission equipment - modems	20.00	617,634	(477,013)	140,621	593,031	(451,045)	141,986
Underground and undersea cables, poles
and towers	5.00 a 6.67	397,542	(222,256)	175,286	395,744	(218,377)	177,367
Subscriber, public and booth equipment	12.50	1,999,327	(1,282,497)	716,830	1,973,991	(1,233,945)	740,046
IT equipment	20.00	511,691	(436,135)	75,556	509,381	(428,200)	81,181
Buildings and underground cables	4.00	6,459,314	(3,499,404)	2,959,910	6,438,583	(3,445,345)	2,993,238
Vehicles	20.00	59,264	(36,242)	23,022	56,565	(37,112)	19,453
Land	-	253,800	-	253,800	253,802	-	253,802
Other	10.00 to 20.00	1,740,255	(976,514)	763,741	1,670,200	(908,310)	761,890

Property, plant and equipment in progress	-	286,921	-	286,921	295,439	-	295,439

Total		40,024,255	(28,546,002)	11,478,253	39,721,853	(27,919,057)	11,802,796

Average annual depreciation rates - %		10.57			10,62

Assets fully depreciated		15,277,690			14,755,984

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

13. Property, Plant and Equipment, Net (Continued)

				Consolidated

			Jun/2006			Mar/2006

	Annual
	depreciation		Accumulated	Net		Accumulated	Net
	%	Cost	depreciation	book value	Cost	depreciation	book value

Property, plant and equipment		39,949,402	(28,630,576)	11,318,826	39,623,728	(27,995,852)	11,627,876

Switching and transmission equipment	12.50	16,042,170	(12,910,812)	3,131,358	15,956,553	(12,649,261)	3,307,292
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment
and furniture	10.00	11,701,981	(8,711,020)	2,990,961	11,623,260	(8,552,093)	3,071,167
Transmission equipment - modems	20.00	617,634	(477,013)	140,621	593,106	(451,074)	142,032
Underground and undersea cables, poles
and towers	5.00 a 6.67	411,318	(224,143)	187,175	409,520	(232,417)	177,103
Subscriber, public and booth equipment	12.50	2,033,385	(1,296,666)	736,719	1,996,307	(1,234,365)	761,942
IT equipment	20.00	519,129	(439,570)	79,559	516,666	(431,351)	85,315
Buildings and underground cables	4.00	6,459,364	(3,499,426)	2,959,938	6,438,634	(3,445,366)	2,993,268
Vehicles	20.00	59,563	(36,364)	23,199	56,940	(37,220)	19,720
Land	-	253,800	-	253,800	253,802	-	253,802
Other	10.00 to 20.00	1,851,058	(1,035,562)	815,496	1,778,940	(962,705)	816,235

Property, plant and equipment in progress	-	287,648	-	287,648	296,183	-	296,183

Total		40,237,050	(28,630,576)	11,606,474	39,919,911	(27,995,852)	11,924,059

Average annual depreciation rates - %		10.62			10.67

Assets fully depreciated		15,286,077			14,763,101

14.	Deferred Charges

	Deferred charges as of June 30, 2006 and March 31, 2006 are as follows:

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Pre-operating expenses	9,298	12,087	14,361	17,389

	Cost	55,788	55,788	65,279	65,279
	Accumulated amortization	(46,490)	(43,701)	(50,918)	(47,890)

	Goodwill on acquisition of the IP
	network	47,165	48,979	47,165	48,979

	Cost	72,561	72,561	72,561	72,561
	Accumulated amortization	(25,396)	(23,582)	(25,396)	(23,582)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

14.	Deferred Charges (Continued)

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Other	-	-	6,790	7,118

	Cost	-	-	12,059	12,059
	Accumulated amortization	-	-	(5,269)	(4,941)

	Total	56,463	61,066	68,316	73,486

Parent Company’s pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic ground of the goodwill is the expected future profitability, for an amortization period of 120 months.

15.	Loans, Financing and Debentures

		Consolidated				Balances as of Jun/2006

			Annual
		Currency	interest rate %	Maturity	Current	Long- term	Total

	Mediocrédito	US$	1.75%	2014	6,882	45,568	52,450
	Loans in foreign
	currency (*)			Until 2009	95,747	521,247	616,994
			103.50% of
	Debentures	R$	CDI	Until 2007	17,476	1,500,000	1,517,476

	Total				120,105	2,066,815	2,186,920

		Consolidated				Balance as of Mar/2006

			Annual
		Currency	interest rate %	Maturity	Current	Long- term	Total

	Mediocrédito	US$	1.75%	2014	6,678	45,738	52,416

	Loans in local		6% + 3.75%
	currency	R$	spread	Until 2006	1,402	-	1,402
	Loans in foreign
	currency			Until 2009	188,204	513,268	701,472
	Debentures	R$	103.50% of CDI	Until 2007	21,070	1,500,000	1,521,070

	Total				217,354	2,059,006	2,276,360

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

15.	Loans, Financing and Debentures (Continued) (*) Breakdown of sundry foreign loans is as follows:

					Balance as of
Consolidated	Currency	Interest rate	Principal	Interest	Jun/2006

Resolution 2770	USD	4.80%	270,852	15,767	286,619
“Untied Loan” – JBIC	JPY	Libor + 1.25%	328,479	1,896	330,375

Total			599,331	17,663	616,994

					Balance as of
Consolidated	Currency	Interest rate	Principal	Interest	Mar/2006

Resolution 2770	USD	5.70%	87,108	8,776	95,884
Resolution 2770	USD	4.80%	271,866	12,528	284,394
“Untied Loan” – JBIC	JPY	Libor + 1.25%	320,423	771	321,194

Total			679,397	22,075	701,472

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Long-term debt maturities (Consolidated)

Year	Amount

2007	1,550,180
2008	386,980
2009	100,361
2010	6,510
Thereafter	22,784

Total	2,066,815

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

15.	Loans, Financing and Debentures (Continued)

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”).

The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM, and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes.

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long- term debt maturities shown above, the principal of the debentures in the year 2007, date of the adjustment of interest rates.

16.	Taxes Payable

	Parent Company		Consolidated

	Jun/2006	Mar/2006	Jun/2006	Mar/2006

Taxes on income
Income tax	431,253	224,838	437,177	226,033
Social contribution tax	155,482	80,982	157,622	81,416

Deferred taxes
Income tax	61,059	72,529	61,059	72,529
Social contribution tax	21,980	26,109	21,980	26,109

Indirect taxes
ICMS (state VAT)	656,952	640,438	665,004	657,388
PIS and COFINS (taxes on revenue)	65,766	69,251	70,924	74,663
Other	54,768	48,733	59,939	51,587

Total	1,447,260	1,162,880	1,473,705	1,189,725

Current	1,425,925	1,140,864	1,452,370	1,167,709
Noncurrent	21,335	22,016	21,335	22,016

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

17.	Payroll and Related Charges

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006
	Salaries and fees	19,983	17,595	19,982	17,637
	Payroll charges	85,480	68,281	90,396	71,640
	Accrued benefits	4,201	3,553	4,217	3,569
	Employee profit sharing	47,647	29,057	48,603	29,876

	Total	157,311	118,486	163,198	122,722

18.	Consignments on Behalf of Third Parties

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006
	Collateral for deposits	1,857	1,857	1,857	1,857
	Amounts charged to users	109,614	115,976	96,012	100,445
	Retentions	65,890	68,417	67,314	69,585
	Other consignments	1,028	1,316	1,028	1,316

	Total	178,389	187,566	166,211	173,203

19.	Dividends and Interest on Shareholders’ Equity

			Company/Consolidated

			Jun/2006	Mar/2006
	Interest on Shareholders´ Equity		158,322	474,162

	Telefônica Internacional S.A.		2,792	216,403
	SP Telecomunicações Holding Ltda.		-	67,342
	Telefônica Data do Brasil Ltda		3,711	-
	Minority shareholders		151,819	190,417

	Dividends		461,293	427,064

	Telefónica Internacional S.A.		13,247	-
	Telefônica Data do Brasil Ltda.		17,610	-
	Minority shareholders		430,436	427,064

	Total		619,615	901,226

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

19.	Dividends and Interest on Shareholders’ Equity (Continued)

The major part of the interest on shareholders´ equity and dividends payable to minority shareholders refer to declared but unclaimed amounts.

Dividends and Interest on Shareholders´ Equity attributed to shareholders of TDBH (Telefónica Internacional S.A., Telefônica Data do Brasil Ltda. and minority shareholders) will be temporarily provisioned in the books of the Company and will not be paid until a decision in relation to suspension of TDBH merger is handed down by the Judiciary Branch and as long as this decision takes place within no longer than 180 days, as from May 23, 2006. In view of this:

(a) If merger is approved within no longer than 180 days as from May 23, 2006, the shareholders of TDBH (future shareholders of Telesp), will be informed of the date for the payment of the amounts provisioned.

(b) If Judiciary Branch decision is against the merger or if such decision is not handed down, the amount of interest on shareholders´ equity and dividends provisioned will be attributed to the Company’s shares.

(c) Such dividends and interest on shareholders´ equity shall be attributed to holders of common and preferred shares of TDBH or TELESP as of base date to be communicated to market through a notice to shareholders to be timely published.

20.	Provisions for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the composition of the provision by nature of the claims and the evolution in the second quarter of 2006:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20. Provisions for Contingencies (Continued)
		Nature

Consolidated	Labor	Tax	Civil	Total

Balances at 03/31/2006	375,914	613,561	63,749	1,053,224
Additions	16,635	4,551	38,361	59,547
Write-offs	(20,850)	(19,985)	(2,726)	(43,561)
Monetary restatement	20,107	6,767	64,817	91,691

Balances at 06/30/2006	391,806	604,894	164,201	1,160,901

Current	31,401	23,212	16,555	71,168
Noncurrent	360,405	581,682	147,646	1,089,733

20.1. Labor Contingencies

The Company has various labor contingencies and recorded a provision of R$391,806, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

		Amount Involved

	Risk	Telesp	A. Telecom	Total

Probable		391,572	234	391,806
Possible		108,942	-	108,942
Remote		2,006,617	5,877	2,012,494

Total		2,507,131	6,111	2,513,242

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

None of these contingencies recorded is higher than 1% of the total amount recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2. Tax Contingencies

	Amount involved

Risk	Telesp	A. Telecom	Total

Remote	604,894	-	604,894
Possible	2,490,457	9,881	2,500,338
Probable	2,251,101	1,287	2,252,388

Total	5,346,452	11,168	5,357,620

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies was recorded for the claims considered as probable risk amounting to R$604,894 as of June 30, 2006. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

Claims by the National Institute of Social Security (INSS) referring to:

a)	Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered a possible risk, in the amount of R$280,254. Based on a partially unfavorable court decision, management decided to provide for R$101,355 relating to the portion of the total amount for which the likelihood of loss is probable.

b)	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$134,388 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$93,420 to cover potential losses, despite the legal counsel’s classification of possible risk.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Settlement (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the total amount of approximately R$56,393, considered a possible risk. These lawsuits are awaiting trial court decision and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2.	Tax Contingencies (Continued)

	d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$183,516, for which the risk is considered possible.

This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

	e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS, for which the likelihood of loss is assessed as possible. This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

	f)	On December 20, 2005 notices were served concerning the period from May 1995 to December 1998 requiring the payment of social security contributions by means of arbitration of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$231,127, which refers to the use of inadequate criteria for calculation of the arbitrated tax base, and of R$ 174,294, corresponding to the wrong definition of civil construction for arbitration, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as remote risk of loss by the legal counsel. The amount of R$772,320 is classified as possible risk of loss in view of the legal arguments that support the procedure adopted by the Company and not consider the joint liability. The process is at the first lower court. No provision was made based on the risk classification of this matter.

	g)	On December 20, 2005, notices were served concerning the period from January 1995 to December 1998, requiring the payment of social security contributions on amounts paid for Labor Claims of CETERP and CTBC, using the provision recorded in the Company’s balance sheet as calculation base. As per legal counsel, the risk is classified as possible in view of the lack of legal grounds for arbitration of the contributions based on accounting provision. An administrative defense was presented, and the amount totals R$5,200. No provision was made based on the risk classification of this matter

Claims by the Finance Secretary of the State of São Paulo, referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2.	Tax Contingencies (Continued)

	h)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$19,982 for November and December 1996 and amounting to R$149,145 from January 1997 to March 1998, at the second administrative stage, assessed as possible risk, and R$183,182 for the period from April 1998 to December 1999, at the second administrative stage, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

	i)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$ 286,224 assessed as remote risk. The claim is at the 1st administrative stage. No provision was recorded based on the risk classification of this matter.

	j)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,991, assessed as possible risk. The claim is awaiting appellate court decision. No provision was recorded based on the risk classification of this matter.

	k)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$30,689, for which the risk is considered possible. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

	l)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$11,125, for which the risk is considered probable. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

m)

Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$107,421. The risk is considered possible by legal counsel. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2.	Tax Contingencies (Continued)

	n)	Notifications of around R$8,134 regarding the former Ceterp’s loss of the ICMS tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

	o)	Tax collection lawsuits demanding about R$4,475 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible, so that, no provision was recorded.

Litigation at the Federal and Municipal Levels:

	p)	The Company filed a lawsuit challenging the increase of the COFINS and PIS (taxes on revenue) tax basis (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring inclusion of financial and securitization income and exchange gains, instead of only operating revenues. Despite the injunction obtained suspending the change in the calculation method and the risk assessed as possible, the Company recognized a provision of R$272,023, in case it receives an unfavorable judgment.

	q)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,578, considered a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2.	Tax Contingencies (Continued)

	r)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$52,591. The claim is in the higher court.

	s)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, which would require the Company to pay the Social Contribution for Intervention in the Economic Order (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$13,736. The claim is at the lower court.

	t)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$5,226, assessed as possible risk. These claims are at the 1st administrative stage and no provision was recorded based on the risk classification.

	u)	At the municipal level, the Company has contingencies related to the IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$1,012, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

	v)	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid, in the amount of R$18,746. No reserve has been recorded for this contingency, since the attorneys responsible for this case assessed the risk as possible. The claim is at the lower court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.2.	Tax Contingencies (Continued)

	w)	On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court, and on April 10, 2006, a decision was issued whereby retroactive application of the Pronouncement was denied. The contingency risk was assessed as possible by the Company´s legal advisors. The amount involved in the period from January 2001 through November 2005 totals R$115,195. No provision was recorded based on the risk classification of this matter.

There are other contingencies that have also been accrued, in the amount of R$59,632, for which the risk is assessed by management as probable.

20.3.	Civil Contingencies

		Amount Involved

Risk	Telesp	A. Telecom	Total

Probable	164,186	15	164,201
Possible	754,303	147	754,450
Remote	746,588	11,419	758,007

Total	1,665,077	11,581	1,676,658

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$334,341.

In addition, we describe below the most relevant civil contingencies, including their risk assessment:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

20.3.	Civil Contingencies (Continued)

	-	The Company is involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$288,227. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level.

	-	Class action moved by the Association of the Participants of the Sistel in the State of São Paulo - ASTEL against the Company, Fundação Sistel de Seguridade Social and others, questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$131,882. Based on the risk classification, no provision was recorded.

	-	On June 9, 2000, WCR do Brasil Serviços Ltda. filed a collection suit against the Company, in which it claims the supposed difference between amounts received by Telesp related to use of the “0900 Service” and the amounts which were transferred to WCR. The updated amount claimed in the suit is R$94,707. On October 1, 2004, a ruling was handed down by the 13th Civil Court of São Paulo - Capital, considering the suit to be groundful. On December 14, 2004, an appeal was lodged against this ruling, which was distributed to the 26th Panel of Judges of the Capital. On May 26, 2006, a ruling was handed down on the appeal considering it to be partially groundful, maintaining the text of the decision. The Company filed an appeal requesting clarification of decision, which is pending judgment. This case involves a probable unfavorable outcome, as such, a provision was set up.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

21.	Other Liabilities

		Parent Company		Consolidated

		Jun/2006	Mar/2006	Jun/2006	Mar/2006

	Provision for post-retirement benefit plans
	(Note 32)	46,988	45,976	46,988	45,976
	Advances from customers	68,104	62,766	68,104	62,766
	Amounts to be refunded to subscribers	51,001	51,393	45,972	49,636
	Accounts payable – sale of share fractions after
	the reverse split process	99,230	99,468	99,230	99,468
	Concession renewal fee (a)	61,991	30,775	61,991	30,775
	Other	35,410	37,502	52,647	48,558

	Total	362,724	327,880	374,932	337,179

	Current	287,548	249,907	297,109	256,645
	Noncurrent	75,176	77,973	77,823	80,534

(*)	Beginning 2006, the liabilities under the Concession Agreement mentioned in Note 1.c. have been recognized.

22.	Shareholder’s Equity

	Capital
	Capital as of June 30 and March 31, 2006 is R$5,978,074. Subscribed and paid-up
	capital is represented by shares without par value, as follows:

		Jun/2006	Mar/2006

	Common shares	164,061,698	164,061,698
	Preferred shares	327,968,193	327,968,193

	Total shares	492,029,891	492,029,891

	Book value per share – R$	20.54	21.93

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

22.		Shareholder’s Equity (Continued)

Capital (Continued)

As described in Note 2, if the final judiciary branch decision is in favor of merger of TDBH into the Company, Telesp capital will be increased to R$6,575,198, divided into 168,819,870 common shares and 337,417,402 preferred shares.

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

At the Special General Meeting held on March 9, 2006, the shareholders approved, by unanimous voting, the cancellation of 1,562,387 (one million, five hundred and sixty- two thousands, three hundred and eighty-seven) treasury shares issued by the Company, namely, 1,258,508 (one million, two hundred fifty-eight thousands, five hundreds and eight) common shares and 303,879 (three hundred and three thousands, eight hundred and seventy-nine) preferred shares, resulting from the share reverse split process occurred in Telesp in 2005, which were purchased by the Company in an auction held at the São Paulo Stock Exchange (BOVESPA) on July 15, 2005.

Dividends and interest on shareholders´ equity

On May 24, 2006, the Company published a notice disclosing interim dividends and interest on shareholders´ equity for 2006, decided by the Board of Directors meeting held on May 23, 2006, ad referendum of the General Shareholders’ Meeting of 2006, as well as the payment on interest on shareholders´ equity for 2005, recorded on December 12, 2005:

	a)	Interim dividends – financial year 2006

The Company recorded interim dividends of R$1,169,604, as described in items “a.1” and “a.2” below, which evidence proportional allocation of the amount to shares of Telesp and TDBH. Such dividends are based on retained earnings presented in the last annual balance sheet and profits of the March 31, 2006 balance sheet, in accordance with article 28 of Telesp’s bylaws and articles 204 and 205 of Law No. 6404/76. As provided by sole paragraph of article 28 of the bylaws, said dividends will be included in the minimum compulsory dividend for 2006, ad referendum of the General Shareholders’ Meeting approving 2006 accounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

22.	Shareholder’s Equity (Continued)

Dividends and interest on shareholders´ equity (Continued)

a.1) Telesp shares

Statement of Interim Dividends of R$1,136,784, as under:
Type of share	Common	Preferred (*)

Amount per share – R$	2.166017	2.382619

(*)10% higher than that attributed to each common share, according to article 7 of the Company’s bylaws.

These dividends were attributed to shareholders having common and preferred shares of record on May 23, 2006. After this date, shares were considered ex-dividend. These dividends were paid as from June 26, 2006.

a.2) TDBH shares

Interim dividends of R$32,820, attributable to Telesp shares that will be issued upon merger with TDBH, will be temporarily provisioned in the books of Telesp and will not be paid until a decision on suspension of merger with TDBH is handed down. See (Notes 2 and 19).

b)	Interest on Shareholders´ Equity – financial year 2006

The Company posted interest on shareholders´ equity related to 2006, in accordance with article 9 of Law No. 9249/95 and Resolution No. 207/96 of the Brazilian Securities Commission – CVM, in the amount of R$290,000, with withholding income tax retention at 15%, resulting in net interest on shareholders´ equity of R$ 246,500, as described in items “b.1” and “b.2” below, which evidence proportional allocation of the above amount to shares of the Company and TDBH, as provided by sole paragraph of article 29 of its bylaws. Such interest on shareholders´ equity may be included in the minimum compulsory dividends for 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

22.	Shareholder’s Equity (Continued)

Dividends and interest on shareholders´ equity (Continued)
b) Interest on Shareholders’ Equity – financial year 2006 (Continued)
b.1) Telesp shares

Statement of interest on shareholders’ equity of R$281,862, with withholding income tax retention at 15%, resulting in net interest on shareholders’ equity of R$239,582, as under:

	Tax Immune or Exempt	Withholding	Legal Entities and
Amount per share	Entities (Gross	Income Tax	Individuals
(R$)	Amount)	(15%)	(Net amount)

Common shares	0.537057	0.080558	0.456499
Preferred shares (*)	0.590763	0.088614	0.502149

(*)10% higher than that attributed to each common share, according to article 7 of the Company’s bylaws.

Payment of such interest started as from June 26, 2006. The corresponding credit was posted to the Company’s accounting records on May 23, 2006, to each individual shareholder, based on the shareholding structure as of May 23, 2006. As from May 24, 2006, the shares were considered “ex-interest on shareholders´ equity”. Income tax immune or exempt shareholders received their credits for the gross amount, as per ruling legislation, by proving such condition, according to the notice to shareholders published on May 24, 2006.

b.2) TDBH shares

Interest on Shareholders’ Equity of R$8,138, with withholding income tax retention at 15%, resulting in net interest on shareholders’ equity of R$6,917, attributed to shares of Telesp to be issued upon merger with TDBH. This shall be temporarily provisioned in Telesp books and not paid until a decision on the suspension of merger with TDBH is handed down. See Notes 2 and 19.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

22.	Shareholder’s Equity (Continued)

Dividends and interest on shareholders’ equity (Continued)
c) Payment of interest on shareholders’ equity – financial year 2005

The Company’s Board of Directors’ Meeting held on May 23, 2006 approved beginning of payment of interest on shareholders´ equity recorded on December 12, 2005 as from May 26, 2006, and attributed to shareholders with common and preferred shares of record as of December 30, 2005, according to the Notice to Shareholders published on December 13, 2005, in the amount of R$ 380,000, with withholding income tax retention at 15%, resulting in net interest on shareholders´ equity of R$ 323,000, as under.

	Tax Immune or Exempt	Withholding	Legal Entities and
Amount per share	Entities	Income Tax	Individuals
(R$)	(Gross Amount)	(15%)	(Net amount)

Common shares	0.724048	0.108607	0.615441
Preferred shares (*)	0.796453	0.119468	0.676985

(*)10% higher than that attributed to each common share, according to article 7 of the Company’s bylaws.

The net amount of interest on shareholders´ equity was included in the amount of compulsory dividends related to the year in which they were recorded, on the terms of article 9 of Law No. 9249/95 and item V of CVM Resolution No. 207/96.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

23.	Net Operating Revenue

		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Subscription (i)	2,830,795	2,756,575	2,830,795	2,756,203
	Activation	56,410	41,425	56,410	41,425
	Local service	1,555,227	1,511,336	1,591,801	1,511,336

	Domestic long distance (i)	1,494,682	1,572,388	1,528,249	1,566,142

	Intraregional	1,019,952	1,160,940	1,038,855	1,084,211
	Interregional	474,730	411,448	489,394	481,931

	International long distance	81,955	65,750	81,995	71,996
	Network (i)	2,163,171	2,025,558	2,203,178	2,025,558
	Use of network	271,980	381,248	271,980	381,248
	Public telephones (i)	259,581	210,247	259,581	210,247
	Business communication (i)	791,947	607,537	783,953	603,498
	Assignment of means (i)	199,831	195,525	199,831	195,525
	Other (i)	288,990	275,570	397,972	407,445

	Gross operating revenue	9,994,569	9,643,159	10,205,745	9,770,623

	Taxes on gross revenue	(2,657,866)	(2,540,000)	(2,728,507)	(2,584,730)

	ICMS (state VAT)	(2,271,047)	(2,168,181)	(2,321,252)	(2,198,366)
	PIS and COFINS (taxes on revenue)	(372,912)	(359,038)	(389,863)	(371,547)
	ISS (municipal service tax)	(13,907)	(12,781)	(17,392)	(14,775)
	IPI (Federal VAT)	-	-	-	(42)

	Discounts	(250,977)	(264,130)	(252,036)	(267,865)

	Net operating revenue	7,085,726	6,839,029	7,225,202	6,918,028

(i)

For the better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of June 2005. The main reclassifications were made to the captions “Intraregional and Interregional”, “Network”, “Public telephones”, “Business communication”, “Assignment of means” and “Others”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

23.	Net Operating Revenue (Continued)

Occurrence of tariff adjustments affecting recorded revenue

On June 30, 2005, through Acts No. 51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005. Average increases were as follows:

Local: 7.27% Long distance: 2.94% Network usage fee for local interconnection (TU-RL): (13.32%) Network usage fee for long distance interconnection (TU-RIU): 2.94%

24.	Cost of Services Provided

		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Depreciation and amortization	(1,160,167)	(1,199,366)	(1,169,674)	(1,207,217)
	Personnel	(111,581)	(100,440)	(117,448)	(103,596)
	Materials	(18,013)	(26,227)	(18,287)	(26,538)
	Network interconnection	(1,782,221)	(1,737,199)	(1,791,603)	(1,743,480)
	Outside services	(574,828)	(558,535)	(592,923)	(574,138)
	Other	(180,349)	(128,890)	(184,007)	(133,140)

	Total	(3,827,159)	(3,750,657)	(3,873,942)	(3,788,109)

25.	Selling Expenses

		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Depreciation and amortization	(6,419)	(3,757)	(7,095)	(3,757)
	Personnel	(133,866)	(110,454)	(138,690)	(113,978)
	Materials	(42,741)	(32,024)	(42,816)	(32,090)
	Outside services (i)	(504,115)	(492,496)	(523,366)	(525,583)
	Allowance for doubtful accounts	(211,604)	(188,627)	(216,852)	(192,257)
	Other	(25,070)	(21,996)	(25,990)	(22,060)

	Total	(923,815)	(849,354)	(954,809)	(889,725)

(i)	The commissions paid to Telefônica Empresas S.A. that were being recorded under the caption “Other Operating Income (Expenses), Net”, started to be included as selling expenses and the amount related to June 2005 was reclassified for better presentation of the information

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

26.	General and Administrative Expenses

		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Depreciation and amortization	(131,955)	(126,211)	(138,017)	(132,967)
	Personnel	(88,001)	(67,768)	(95,092)	(76,735)
	Materials	(5,356)	(5,125)	(5,564)	(5,324)
	Outside services	(183,702)	(187,555)	(189,747)	(195,182)
	Other	(7,539)	(17,642)	(9,067)	(18,291)

	Total	(416,553)	(404,301)	(437,487)	(428,499)

27.	Financial Expenses, Net

		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Financial income	352,466	308,281	352,498	312,073

	Income from temporary cash
	investments	79,066	25,034	80,800	28,468
	Gains on derivative transactions	157,793	38,073	157,793	38,073
	Interest	28,203	37,742	26,138	35,044
	Monetary/exchange variations	84,732	204,394	84,735	207,122
	Other	2,672	3,038	3,032	3,366

	Financial expenses	(853,956)	(890,215)	(856,144)	(898,836)

	Interest on shareholders´ equity	(290,000)	(359,000)	(290,000)	(359,000)
	Interest	(256,285)	(192,425)	(257,626)	(196,425)
	Losses on derivative transactions	(257,858)	(293,891)	(257,858)	(297,652)
	Expenses on financial transactions	(36,810)	(40,288)	(37,642)	(41,068)
	Monetary/exchange variations	(13,003)	(4,611)	(13,018)	(4,691)

	Total	(501,490)	(581,934)	(503,646)	(586,763)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

28.	Other Operating Expenses, Net
		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Income	279,527	205,985	285,140	207,436

	Technical and administrative services	28,194	18,488	26,425	17,089
	Income from supplies	41,141	27,257	41,141	27,257
	Dividends	10,999	10,350	13,976	12,806
	Fines on telecommunication services	57,048	55,993	57,048	55,993
	Recovered expenses	81,276	40,207	84,661	40,261
	Reversal of reserve for contingencies	19,516	21,302	19,469	21,311
	Rental of shared infrastructure	26,705	25,329	26,705	25,329
	Other	14,648	7,059	15,715	7,390

	Expenses	(234,367)	(225,310)	(236,863)	(227,536)

	Write-offs and adjustments to realizable value of supplies	(2,167)	(4,797)	(2,167)	(4,799)
	Goodwill amortization – Ceterp and Santo Genovese	(5,916)	(22,012)	(5,916)	(22,012)
	Donations and sponsorships	(4,637)	(2,609)	(4,637)	(2,640)
	Taxes (except for income and social contribution taxes)	(126,109)	(107,519)	(125,721)	(107,772)
	Reserve for contingencies	(79,177)	(52,797)	(79,184)	(52,839)
	Other	(16,361)	(35,576)	(19,238)	(37,474)

	Total	45,160	(19,325)	48,277	(20,100)

The commissions paid to Telefônica Empresas S.A. that were being recorded under the caption “Other Operating Income (Expenses), Net”, started to be included as selling expenses and the amount related to June 2005 was reclassified for better presentation of the information.

29.	Non Operating Income, Net
		Parent Company		Consolidated

		Jun/2006	Jun/2005	Jun/2006	Jun/2005

	Income	20,489	38,946	20,735	39,350

	Proceeds from sale of property, plant and equipment and
	investments	5,051	15,494	5,035	15,543
	Unidentified revenue	12,171	18,014	12,189	18,043
	Other	3,267	5,438	3,511	5,764

	Expenses	(13,864)	(10,225)	(13,915)	(10,242)

	Cost of sale of property, plant and equipment and
	investments	(13,864)	(10,206)	(13,915)	(10,223)
	Other	-	(19)	-	(19)

	Total	6,625	28,721	6,820	29,108

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

30. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in June 2006 and 2005 is shown in the table below:

	Parent Company		Consolidated

	Jun/2006	Jun/2005	Jun/2006	Jun/2005

Income before taxes	1,498,088	1,225,264	1,510,407	1,217,759

Social contribution tax
Social contribution tax expense	(134,828)	(110,274)	(135,937)	(109,598)
Permanent differences:
Equity pick-up	2,663	(3,322)	(1)	(1,456)
Nondeductible expenses, gifts, incentives and dividends
received	(2,220)	333	(1,713)	(224)

Social contribution tax expense in the statement of income	(134,385)	(113,263)	(137,651)	(111,278)

Income tax
Income tax expense	(374,522)	(306,316)	(377,602)	(304,440)
Permanent differences:
Equity pick-up	7,399	(9,229)	(2)	(4,045)
Nondeductible expenses, gifts, incentives and dividends
received	(6,158)	936	(4,730)	(604)

Other
Incentives (cultural, food and transportation)	694	1,161	694	1,161

Corporate income tax expense in the statement of income	(372,587)	(313,448)	(381,640)	(307,928)

Total (corporate income tax + social contribution tax)	(506,972)	(426,711)	(519,291)	(419,206)

The breakdown of deferred income and social contribution taxes, assets and liabilities, on temporary differences is shown in Notes 7 and 16, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

31.	Related Party Transactions

	Significant balances with related parties are as follows:

		Consolidated

		Jun/2006	Mar/2006

	ASSETS
	Current assets	196,808	200,578

	Trade accounts receivable	154,716	158,755
	Other recoverable amounts	4,875	5,688
	Other assets	37,217	36,135

	Noncurrent assets	21,287	10,650

	Intercompany receivables	21,287	10,650

	Total assets	218,095	211,228

	LIABILITIES
	Current liabilities	372,161	651,019

	Trade accounts payable	277,343	298,348
	Interest on shareholders´ equity and dividends	37,360	283,745
	Other
	Consignments on behalf of third parties	619	587

	Intercompany payables	56,839	68,339

	Noncurrent liabilities	20,650	15,956

	Intercompany payables	17,445	12,692
	Other
	Other liabilities	3,205	3,264

	Total liabilities	392,811	666,975

		Consolidated

		Jun/2006	Jun/2005

	STATEMENT OF INCOME
	Revenue	192,632	212,520

	Telecommunications services	171,536	193,012
	Financial income	35	593
	Other operating revenue	21,061	18,915

	Costs and expenses	(1,178,057)	(1,189,987)

	Cost of services provided	(932,960)	(927,649)
	Selling	(197,137)	(211,404)
	General and administrative	(47,960)	(50,934)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

31.	Related Party Transactions (Continued)

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and subsidiaries, and Telesp Celular S.A., principally for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and noncurrent assets comprise credits from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Telesp Celular S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Emergia Uruguai, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Celular CRT S.A., Telesp Celular S.A., Telest Celular, and for international long-distance services provided principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de Argentina S.A.. We also highlight the rendering of administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany payables in current and noncurrent liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., voice and data communication services payable to Telefônica Empresas S.A., and reimbursements payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are mainly from network infrastructure leased to Telesp Celular S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

31.	Related Party Transactions (Continued)

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., CRT Celular S.A., and Tele Centro Oeste Celular Participações S.A. and their subsidiaries, call center management services provided by Atento Brasil S.A., traffic services (mobile terminal) provided by Telesp Celular S.A. and internet – IP Network traffic services provided by Telefônica Empresas S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A., and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., and commissions on voice and data communication services provided by Telefônica Empresas S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and management fee payable to Telefónica Internacional S.A

32.	Post Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretary for Pension Plans on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

32.	Post Retirement Benefit Plans (Continued)

The process of transference of the plans Visão Telesp and PBS Telesp was approved by the Secretary of Complementary Previdence through the publication of the Official Letters number 49/DEPAT/SPC and 50/DEPAT/SPC, of January 12, 2005, respectively.

The transfer of plans did not impose any burden on the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers less than 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding method is the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

In view of the favorable results from Telesp´s PBS Plan, exceptionally in 2006 there will be not contributions for Past Service.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

32.	Post Retirement Benefit Plans (Continued)

In the first semester of 2006, the Company made contributions to the PBS Telesp Plan in the amount of R$27 (R$214 in the same period of 2005) and to the Visão Telesp Plan in the amount of R$11,165 (R$ 10,675 in the same period of 2005).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 16% of its employees. A. Telecom’s contributions to that plan totaled R$97 (R$139 in the same period of 2005).

The actuarial valuation of the plans was made in December 2005 based on the employees’ data as of November 2005 and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized. The plans assets relate to November 30, 2005 and for the multiemployer plans (PAMA and PSB-A), the apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of June 30, 2006 and March 31, 2006, whose liabilities are recorded in the caption “Other Liabilities” (Note 21), is as follows:

Plan	Jun/2006	Mar/2006

PBS / Visão Telesp / CTB	22,996	22,427
PAMA	23,992	23,549

Total	46,988	45,976

Shown below are expenses estimated for 2006 as per actuaries' report:

	PBS /Visão		Visão –
	Telesp/CTB	PAMA	Assist

Current service cost	89	-	35
Interest cost	9,296	8,616	21
Expected return on plan assets	(9,059)	(6,846)	(48)
Employees’ contributions	(47)	-	-

Total expenses for 2006	279	1,770	8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

33. Insurance (not reviewed by the auditors)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts of high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Below are listed the main insurance coverage contracted by the Company:

Type	Insurance Coverage

Operating risks (loss of profits)	US$7,262,620 thousand
Optional third-party liability – vehicles	R$1,000
ANATEL guarantee insurance	R$3,295

34. Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and fair values of financial instruments as of June 30, 2006 and March 31, 2006 are as follows:

		Consolidated

	Jun/2006		Mar/2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Loans and financing	(2,186,920)	(2,187,346)	(2,276,360)	(2,280,936)
Derivatives	(277,775)	(228,734)	(352,385)	(291,703)
Cash and cash equivalents	264,979	264,979	1,128,356	1,128,356

	(2.199,716)	(2.151,101)	(1,500,389)	(1,444,283)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

34. Financial Instruments (Continued)

The Company has a direct interest of 0.71% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.24% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of June 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.44 euros (10.01 euros at March 31, 2006):

		Consolidated

	Jun/2006		Mar/2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Portugal Telecom – direct investment	75,362	208,900	75,362	210,677
Portugal Telecom – indirect investment
through Aliança Atlântica	54,275	69,633	51,619	70,226

	129,637	278,533	126,981	280,903

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans, financing and purchase commitments denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan, financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of June 30, 2006, 30.61% (33.12% as of March 31, 2006) of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.67% (99.58% as of March 31, 2006) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of June 30, 2006, these transactions generated a net loss of R$101,383 (consolidated). As of March 31, 2006, the Company has recorded a liability of R$279,093 to reflect the existing temporary loss. As these concern hedging transactions, part of the net consolidated negative result of R$101,383 with derivatives is offset against exchange gains on debts, in the amount of R$45,818.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

34.	Financial Instruments (Continued) a) Exchange rate risk (Continued)

        The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of June 30, 2006 and March 31, 2006 are as follows:

	Consolidated

	Jun/2006		Mar/2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Liabilities
Loans and financing	669,444	666,355	753,888	754,227
Purchase commitments	76,750	76,750	60,459	60,459

Asset position on swaps	667,260	671,795	750,696	759,260

Net excess (exposure)	(78,934)	(71,310)	(63,651)	(55,426)

In view of the complexity of the process and insignificance of results, the Company decided not to renew the coverage of non-financial liabilities denominated in foreign currency. However, the exposure will continue to be monitored, and the Company may take out new coverage if the exposure become significant or be defined by the Company as material.

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

For purposes of accounting practices adopted in Brazil, hedge operations (swap) are valued on the accrual basis, considering the contractual provisions.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

34.	Financial Instruments (Continued)

	b)	Interest rate risk (Continued)

As of June 30, 2006, the Company had R$669,444 (R$753,888 as of March 31, 2006) of loans and financing in foreign currency, of which R$339,069 (R$432,694 as of March 31, 2006) was at fixed interest rates and R$330,375 (R$321,194 as of March 31, 2006) was at variable interest rates (Libor). To hedge against the exchange risk and variable external interest rates (Libor) on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (inter bank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,517,476 (R$1,521,070 as of March 31, 2006), as described in Note 15. On the other hand, the Company invests its cash surplus (temporary cash investments) of R$264,979 (R$1,128,356 as of March 31, 2006) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

As of June 30, 2006, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. Maturity of such hedged operations, in the total amount of R$771,325 (R$540,380 as of March 31, 2006), is January 2007. These derivative operations generated a net consolidated positive result of R$1,318, and this temporary gain is recorded in liabilities, to offset the temporary loss on the currency hedge transaction.

Another risk to which the Company is exposed to is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO CONSOLIDATED QUARTERLY INFORMATION (Continued)
June 30, 2006
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

34.	Financial Instruments (Continued)

	c)	Debt acceleration risk

As of June 30, 2006, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its ordinary course of business.

	d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 64 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of June 30, 2006, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2006
(In million of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

				Variation

	June/06	June/05%			R$

Gross Operating Revenue	10,205.7	9,770.6	4.5		435.1
Net Operating Revenue	7,225,2	6,918.0	4.4		307.2
Cost of Services	(3,873.9)	(3,788.1)	2.3		(85.8)
Financial Result, Net	(503.6)	(586.7)	(14.2)		83.1
Operating Expenses/Revenues	(1,344.1)	(1,354.5)	(0.8)		10.4
Operating Profit	1,503.6	1,188.7	26.5		314.9
Net Income for the Period	1,281.1	1,157.6	10.7		123.5

1.	Net Operating Revenue in late June 2006 amounted to R$7,225.2 which is 4.4%, or R$307.2, up on the same period last year, of R$6,918,0, mainly due to the tariff increase that took place in 2005 and to expansion of the Speedy service and number of economic lines, partially offset by the fall in network usage revenues resulting from the new interconnection rules, effective as from January 1, 2006, the negative readjustment of 13.3% in the TU-RL, in June 2005, investment in long-distance infrastructure by other operating companies in the São Paulo State, and the fall in National Long-Distance revenues.

2.	Cost of Services is 2.3% up on the same period last year, increasing by R$85.8, mainly due to “Personnel expenses” resulting from the Voluntary Resignation Program starting on February 2006, network interconnection due to increased fixed-mobile telephone traffic, expansion of the mobile plant and increase in “Third-party services” for maintenance of public telephone terminals. In addition, we point out the renewal of the concession agreement approved in December 2005, effective until December 2025, which determines that the concessionaire pay, every two years, during the new concession period, a fee corresponding to 2% of revenues with STFC for the previous year, net of taxes and contributions.

3.	The negative financial results improved by R$83,1 due to the large average volume of short-term financial investments (CDB) and decrease in the payment of Interest on Shareholders´ Equity, partially offset by the increase in monetary restatement of contingencies.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)
June 30, 2006
(In million of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

Net Financial Result			Variation

Annual Comparison	June/06	June/05%		R$

Financial Operating Results	83.0	30.3	173.9	52.7
Hedge Operating Results	(101.1)	(259.6)	(61.0)	158.4
CPMF Tax	(36.8)	(39.5)	(6.8)	2.7
Interest Receivable	26.2	35.0	(25.1)	(8.8)
Interest Payable	(256.6)	(196.4)	30.7	(60.2)
Monetary / Foreign Exchange Variation	71.7	202.5	(64.6)	(130.7)
Interest on shareholders´ equity	(290.0)	(359.0)	(19.2)	69.0

Net Financial Result	(503.6)	(586.7)	(14.2)	83.1

4.	Operating Profit is 26.5% up on the same period last year. This result is mostly due to revenue growth and stringent control over expenses.

5.	Operating Data (*)

Evolution of the main operating data:

	Unit	June/06	June/05	Variation %

Installed lines	Line	14,363,419	14,333,778	0,2
Fixed lines in Use	Line	12,342,394	12,442,081	(0.8)
Local traffic
	Pulses
Pulses – registered	thousands	14,943,571	15,878,320	(5.9)
	Pulses
Pulses - exceeding	thousands	10,130,347	10,783,464	(6.1)
	Telephone
Public Telephones in Use	sets	331,174	330,939	0.1

(*)Not reviewed by the independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Investments

The Company submitted to the consideration of the Board of Directors the Capital Budget for 2006, amounting to R$1,756.4 consolidated, which was later submitted and approved by the Annual General Meeting on March 30, 2006. Capital will be sourced by operations.

In the 1st quarter of 2006, the Company invested the consolidated amount of R$568.0. By June 2006 the new capital expenditure commitments are as follows:

Expenditure year	Total Contracted	Total budgeted

2006	775,361	838,726

6.1	Sale of lines (*)

In June 2006 the Company had 12,342,394 in use, of which 75% are residential customers, 14% are non-residential customers and 6% are companies, and the remainder consists of line for own use and Public Telephone sets.

6.2	Public Telephones (*)

The Company owns a Public Telephone plant of 331,174 units to serve the population of the São Paulo State in ongoing compliance with the regulator requirements.

(*)Not reviewed by the independent auditors.

7.	Anatel

7.1	Goals

The quality and universalization goals of the Fixed Switching Telephone Service (STFC) are available for monitoring by the Company on the webpage of the Brazilian Telecommunications Agency (ANATEL) at www.anatel.gov.br.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7.2	Concession contracts

The STFC concession contract was extended on December 22, 2005 for 20 years more and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. ANATEL is thereby allowed to establish new conditions and new universalization and quality goals in light of the conditions existing then.

8.	A.Telecom S.A.

On March 1, 2006 the Company approved the merger of its wholly-owned subsidiary Santo Genovese Participações Ltda. into wholly-owned subsidiary A.Telecom S.A., in the belief that such merger meets the interests of shareholders and customers and will allow enhanced synergies by the consolidation of the activities into a sole company, rationalized management, simplified management and shareholding structure and, at the same time, provide customers with broadened and more integrated service.

Such wholly-owned subsidiary of the Company has been positively contributing to results due to its successful and constant growth of the operations related to management of telephone services in office buildings.

9.	Alternative Fixed Telephone Service Plans

The alternative fixed telephone service plans make Telesp installed capacity more profitable and serve market segments then lacking more economic options to access fixed telephones. This reflects the Telesp commitment to the universalization of telecommunication services in the São Paulo State, which outperform regulatory requirements, and to the socialization of access to communication and information. In the beginning of 2006, alternative plans were deployed for certain market segments, in addition to the alternative plans implemented in 2005 (Economic Line, Super Economic Line and Economic Family Line), as follows:

Leisure Line, released on January 13, 2006, this service is intended for holiday or temporary use homes, with no installed telephone line. The control over telephone use is performed through a call lock and unlock password. Monthly rate is R$34.90 (unlimited use), with a promotional price of R$19.90 for customers who own a traditional line installed in another city. The Leisure line activation rate is R$88.00, payable in 10 installments. Calls are charged by minutes, including local calls.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2006

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

9.	Alternative Fixed Telephone Service Plans (Continued)

Minutes Plans, released on January 26, 2006, these plans grant discounts of up to 40% on local calls, with progressive discounts in relation to the volume of minutes contracted. There are also versions for calls from a fixed phone to a mobile phone and for long-distance calls within the same Brazilian state. In the 1st quarter of 2006 approximately 560 thousand minutes packages were sold.

Control Line, released on February 2, 2006, this service allows total control over expenses on a fixed telephone. Monthly rate is R$64.00 (taxes included), this plan provides a 400-minute package for calls between fixed telephone lines. The customer uses the (prepaid) Economy Card) to pay exceeding minutes, long- distance calls, and calls to a mobile phone. The Control Line is activated at a promotional price of R$88.00 in 10 installments.

Young Line, released on February 10, 2006, this is a perfect service for a second telephone line in a home and assures the control over expenses on a monthly fixed bill. A promotional monthly rate of R$81.00 (basic subscription included) is charged to customers who already own a telephone line under the same CPF (taxpayer number) and address. This line offers unlimited use of 450 minutes for calls between fixed telephone lines. For long-distance and cellular calls the customer uses the (prepaid) Economy Card. The Young Line is activated at a promotional price of R$88.00 in 10 installments.

10.	Supplementary information

For further details about the Company’s performance, consult the “Press Release” which is available at the website www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 22, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director